SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
110

Our contact

November 5, 2009 [redacted] Marianne Bergström

09047355

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published October 27, November 4 and 5, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 27, 2009	Press Release	Invitation to presentation of Skanska's Nine Month Report on November 5	law and by the listing agreement with Stockholm Stock Exchange
November 4, 2009	Press Release	Skanska to construct UK school for GBP 28 M, or approximately SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange
November 5, 2009	Press Release	Nine Month Report, January – September 2009	law and by the listing agreement with Stockholm Stock Exchange
November 5, 2009	Press Release	Skanska to construct highway in Poland for PLN 468 M, or about SEK 1.1 billion	law and by the listing agreement with Stockholm Stock Exchange

dlw 11/24

File Number 82-34932

SKANSKA

Press Release

November 5, 2009
10:30 am CET

Skanska to construct highway in Poland for PLN 468 M, or about SEK 1.1 billion

Skanska has secured an order to construct a highway near Wroclaw, Poland. The contract value is PLN 468 M, or about SEK 1,130 M, which will be included in order bookings for the fourth quarter. The customer is the Polish Road Administration.

The assignment is for a 25-kilometer expansion of the S-8 highway, northeast of Wroclaw. The project comprises the new construction of about 20 kilometers of four-lane highway and the broadening of about five kilometers of existing road. The project includes traffic interchanges, 18 flyovers and 12 wildlife crossings. It also includes three and a half kilometers of noise barriers and fencing along the entire stretch.

On-site work will commence this autumn and will be completed by the second quarter of 2012.

Currently, Skanska is also working on two additional major road projects in the Wroclaw area. Construction is also in progress on the north-south A1 highway; conducted as a public-private partnership project. Skanska is active in the owner company and as a contractor. Skanska's share of the construction contract for A1 amounts to EUR 570 M.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 7.6 billion in 2008. The company has about 5,700 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with

expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone 46 10 448 8900
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

November 5, 2009

8:30 a.m. CET

Nine Month Report, January–September 2009

Group highlights

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008
Revenue	102,150	104,648	35,556	36,052
of which revenue from divestments of properties in Commercial Development	*2,148*	*2,604*	*570*	*870*
Operating income	3,914	4,013	1,604	1,589
of which gains from divestments of properties in Commercial Development	*694*	*972*	*150*	*389*
Income after financial items	3,763	4,339	1,525	1,652
Profit for the period	2,747	3,167	1,135	1,205
Earnings for the period per share after repurchases and conversion, SEK [1]	6.59	7.53	2.73	2.87
Earnings for the period per share after repurchases, conversion and dilution, SEK [2]	6.57	7.52	2.72	2.87
Capital employed, SEK bn	25.7	25.0		
Equity, SEK bn	19.3	19.3		
Interest-bearing net receivables (+)/net debt (-), SEK bn	8.0	6.9		
Return on capital employed, % [3]	16.5	25.0		
Return on equity, % [3]	14.1	22.3		
Operating cash flow before taxes, financing operations and dividends	3,236	-1,283	3,063	244
Order bookings, SEK bn [4]	94.6	98.9	32.9	30.4
Order backlog, SEK bn [4]	131.8	148.1		

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

January–September 2009 compared to January–September 2008

- Revenue amounted to SEK 102.2 (104.6) billion.
- Operating income for the Group amounted to SEK 3,914 M (4,013).
- Revenue in Construction decreased by 3 percent in Swedish kronor, and by 12 percent adjusted for currency rate effects.
- Operating margin in Construction increased to 3.8 (2.8) percent.
- Operating income in Construction increased by 33 percent and amounted to SEK 3,717 M (2,800).
- During the report period, Skanska sold commercial properties worth SEK 2,148 M (2,604), with capital gains totaling SEK 694 M (972).
- Income after financial items amounted to SEK 3,763 M (4,339).
- Profit for the period totaled SEK 2,747 M (3,167) and earnings per share amounted to SEK 6.59 (7.53).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 3,236 M (-1,283).
- Order bookings decreased by 4 percent and amounted to SEK 94.6 (98.9) billion. Adjusted for currency rate effects, order bookings decreased by 11 percent.
- Order backlog totaled SEK 131.8 (148.1) billion, equivalent to 12 (12) months of construction.

Comments from Skanska's President and CEO Johan Karlström:

- The third quarter showed very strong earnings in Construction, and margins continued to improve. Operating income in Construction during the first nine months of 2009 was about 33 percent higher than during the corresponding period of last year, and order bookings in local currencies during the third quarter rose by 8 percent compared to the third quarter of 2008. The strong improvement in operating margin was mainly due to improved risk management and project execution, which reduces the adverse impact of loss-making projects, and that a number of projects with good margins were completed or are in the process of completion. Sales and our administrative expenses are decreasing almost at the pace of the revenue decline.
- We have been very successful in selling both in completed and ongoing residential projects, which has also resulted in a sharp decline in the number of unsold residential units. The improved market situation means that we are now raising our ambition level when it comes to starting new projects.
- Despite weak general economic conditions, during the third quarter we continued to carry out commercial property divestments. As for new projects, we are following market conditions closely and remain very selective regarding project start-ups. In keeping with our strategy to broaden operations in the United States, we announced that we will launch our first commercial development project in Washington, D.C. shortly after the end of the quarter
- Although there are various indications that the economic cycle has passed its low point, the fact remains that the construction and real estate sector is late in the economic cycle and that total construction investments in Skanska's markets are continuing to decrease. This means that we anticipate continued revenue declines in Construction during 2010, primarily in the Nordic countries and the Czech Republic. A situation where the total market is shrinking also means more intense competition, resulting in pressure on tender margins.

Market outlook

Construction

European markets for building construction remain weak, both in residential and other private construction. Requests for new projects from private customers remain low as a proportion of overall building construction, although activity in the Nordic countries has increased somewhat, especially in residential construction. As for the British market, we expect reduced construction investments, with a reduced number of projects for which to tender for. The U.S. market is generally weak, but in some segments such as healthcare, education and public administration there is relatively good demand.

Civil construction markets, where the public sector represents a significantly higher proportion of customers, continue to show a relatively stable trend, since declining tax revenue at the local level is being offset to some extent by spending at the national level. We expect that the large government stimulus packages will have a positive impact on civil construction markets, especially in the U.S.

Residential Development

Housing markets are continuing to recover in Sweden and Norway, with a good pace of sales and a positive price trend. The housing market in Finland has also stabilized, but there is still a large proportion of unsold newly constructed residential units. In the Czech Republic and Slovakia, the markets remain weak.

Commercial Development

Vacancy rates in the Nordic and Central European office markets continue to increase, which also means a general squeeze on rent levels. Demand for high-volume retail space remains weak. Yield requirements by property investors, which rose during the first half of 2009, have now stabilized but investors remain very selective in choosing properties to invest in. Modern green properties in good locations with creditworthy tenants on long-term leases are the properties that investors are primarily interested in.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still significant. In other markets, the supply of projects is more limited, although there is an interest in PPP solutions. The turbulence in financial markets has made financing more expensive and has led to delays in arranging it for new projects, but as financial markets recover, the prerequisites for reaching financial close in new projects have improved.

Order bookings and backlog in Construction, SEK bn



175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings decreased by 4 percent compared to the same period of last year, totaling SEK 94.6 (98.9) billion. Adjusted for currency rate effects, order bookings decreased by 11 percent. Order bookings were 4 (2) percent lower than revenue during the report period. During the period Skanska USA Civil's order bookings were SEK 6.3 billion, of which SEK 4.5 billion in the third quarter, which shows that increasing bidding activity is now also affecting order bookings.

Order bookings during the third quarter included about SEK 6.2 billion for Skanska Poland's construction contract related to the second phase of the A1 expressway in Poland. The same unit was also awarded an assignment to construct a section of the ring road around Poznan, Poland. Skanska's share of the project contract amounts to about SEK 890 M.

During the third quarter, Skanska USA Building was awarded its first contracts fully funded by the U.S. government's stimulus package. The assignment is for the renovation of two federal buildings and the contract value is about SEK 720 M. Skanska USA Building also secured an assignment to construct a new library at a university in Raleigh, North Carolina, with a contract amount of approximately SEK 610 M.

Skanska USA Civil was awarded a design/build contract for the reconstruction of the 11th Street Bridges and adjacent interchanges in Washington, D.C. Its share of the contract amounts to about SEK 1.4 billion. Skanska USA Civil also secured an assignment to renovate and widen the I-215 highway in San Bernardino, California, which is largely funded by the U.S. government's stimulus package. Skanska's share of the contract amount totals about SEK 660 M. Skanska USA Civil secured an additional assignment worth about SEK 840 M for construction of the Fulton Street Transit Center in lower Manhattan, New York City.

Skanska Sweden was contracted to expand the E45 highway into an expressway and to expand the railroad to two tracks on parts of the Bohus-Nödinge phase in western Sweden. The contract amounts to SEK 520 M.

Skanska Czech Republic was contracted to build a stretch of the R48 expressway in the Czech Republic. Skanska's share of the contract amounts to approximately SEK 560 M. In Slovakia, Skanska secured an assignment to construct a railroad tunnel, with its share of the contract totaling about SEK 540 M.

Skanska UK was awarded a contract to build a cancer clinic in London for University College Hospitals NHS Foundation Trust. The contract amount is approximately SEK 740 M. Skanska UK also secured an assignment to construct a railroad viaduct in London for about SEK 660 M.

Order backlog

Order backlog decreased by 11 percent and totaled SEK 131.8 (148.1) at the end of the third quarter. Adjusted for currency rate effects, it decreased by 9 percent. Order backlog was equivalent to about 12 (12) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008
Revenue				
Construction	98,611	101,227	34,154	35,590
Residential Development	4,686	5,263	1,450	1,318
Commercial Development	2,826	2,881	738	964
Infrastructure Development	114	35	12	12
Central and eliminations	-4,087	-4,758	-798	-1,832
Skanska Group	**102,150**	**104,648**	**35,556**	**36,052**
Operating income				
Construction	3,717	2,800	1,610	1,395
Residential Development	60	353	33	59
Commercial Development[1]	710	829	177	341
Infrastructure Development	-72	565	-57	-25
Central	-441	-500	-142	-141
Eliminations[1]	-60	-34	-17	-40
Operating income	**3,914**	**4,013**	**1,604**	**1,589**
Net financial items	**-151**	**326**	**-79**	**63**
Income after financial items	**3,763**	**4,339**	**1,525**	**1,652**
Taxes	-1,016	-1,172	-390	-447
Profit for the period	**2,747**	**3,167**	**1,135**	**1,205**
Profit attributable to				
Equity holders	2,738	3,146	1,132	1,199
Non-controlling interests	9	21	3	6
Earnings for the period per share after repurchases and conversion, SEK[2]	6.59	7.53	2.73	2.87
Earnings for the period per share after repurchases, conversion and dilution, SEK[3]	6.57	7.52	2.72	2.87
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	654	934	138	373
Eliminations	40	38	12	16

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Revenue fell by 2 percent to SEK 102.2 (104.6) billion. Adjusted for currency rate effects, it decreased by 12 percent. Revenue in the Construction business stream decreased by 3 percent in Swedish kronor and by 12 percent in local currencies.

Operating income amounted to SEK 3,914 M (4,013). Currency rate effects increased operating income by SEK 297 M.

In the Construction business stream, operating income increased by 33 percent and amounted to SEK 3,717 M (2,800). The strong margin improvement was primarily due to improved risk management, which reduced the impact of projects writedowns. During the comparative period of 2008, Skanska made major project writedowns totaling about SEK 690 M, of which SEK 570 M in the United Kingdom, SEK 70 M in Norway and SEK 50 M in the Czech Republic. Operating margin increased to 3.8 (2.8) percent. Operating margin improved mainly at Skanska UK to 2.2 (-3.5) percent and Skanska Czech Republic to 4.3 (2.9) percent, mainly because of almost no project writedowns compared to earlier period. Skanska USA Building, Skanska USA Civil and Skanska Norway reported both higher operating income and higher operating margins. At Skanska Sweden and Skanska Poland, volume fell but operating margins remained at very good levels.

In Residential Development, operating income totaled SEK 60 M (353). The operating margin in this business stream amounted to 1.3 (6.7) percent. Income was adversely affected by lower volume and the fact that projects that had been written down during the fourth quarter of 2008 did not contribute appreciably. Sweden and the Czech Republic reported positive earnings, while other markets were negative. The weakest market was Finland, mainly due to a large oversupply of unsold apartments in the Finnish housing market. However, all Nordic housing markets improved gradually during the year.

Operating income in Commercial Development totaled SEK 710 M (829). Operating income in the business stream included capital gains from property divestments amounting to SEK 654 M (934). Of this, SEK 520 M (514) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applied the percentage of completion method of accounting. In the Group accounts, an additional SEK 40 M (38) is reported, from reversal of previously made intra-Group profit eliminations.

Operating income in the Infrastructure Development business stream totaled SEK -72 M (565). Earnings in the comparative period of 2008 included realized development gains totaling SEK 684 M from the sale of Skanska's stake in the Brazilian hydropower plant Ponte de Pedra.

Central expenses, including businesses that are being discontinued, totaled SEK -441 M (-500).

Net financial items amounted to SEK -151 M (326). For a more detailed break down of financial items, see page 10. Net interest income amounted to SEK 24 M (388). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 58 M (151). The net change in the market value of financial instruments amounted to SEK -81 M (12). The deterioration in net interest income was primarily due to lower interest income on financial assets, a decrease in net

financial items on pension liabilities because of the increase in pension liabilities during 2008 and lower capitalized interest in ongoing projects. Other financial items totaled SEK -94 M (-74) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 3,763 M (4,339). Taxes for the period amounted to SEK -1,016 M (-1,172), equivalent to a tax rate of about 27 (27) percent. Profit for the period totaled SEK 2,747 M (3,167). Earnings per share for the period amounted to SEK 6.59 (7.53).

Investments and divestments

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008
Investments	-6,275	-9,840	-1,473	-2,540
Divestments	5,526	7,301	1,468	1,712
Net investments[1]	-749	-2,539	-5	-828
1 Of which strategic investments/divestments	-49	-6	-44	-5

In the Construction business stream, investments totaled SEK -1,584 M (-1,936). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -1,157 M (-1,213). During the period, depreciation of property, plant and equipment totaled SEK -1,056 M (-960).

In Residential Development, investments totaled SEK -2,109 M (-3,420), including about SEK -432 M related to acquisitions of land equivalent to about 1,200 building rights. Of this SEK 432 M, SEK 206 M was related to an intra-Group purchase from Commercial Development. Divestments amounted to SEK 2,877 M (2,733). Net divestments in Residential Development amounted to SEK 768 M (-687).

In Commercial Development, investments decreased to SEK -2,486 M (-4,381), including SEK 189 M related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 2,356 M (2,640). Of this SEK 2,356 M, SEK 206 M was related to an intra-Group sale to Residential Development. Net investments in Commercial Development amounted to SEK -130 M (-1,741).

Investments in Infrastructure Development amounted to SEK -292 M (-101) and divestments SEK 55 M (1,212). During the comparative period, Skanska divested its stake in the Ponte de Pedro hydropower project. Net investments in Infrastructure Development totaled SEK -237 M (1,111).

The Group's total investments amounted to SEK -6,275 M (-9,840). Divestments amounted to SEK 5,526 M (7,301) and the Group's net investments were SEK -749 M (-2,539).

Operating cash flow and changes in interest-bearing net receivables

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008
Cash flow from business operations and net strategic investments by business stream				
Construction	3,387	1,060	3,748	1,238
Residential Development	247	-1,215	-352	-202
Commercial Development	354	-1,527	-146	-459
Infrastructure Development	-229	1,006	-114	-126
Central and eliminations	-523	-607	-73	-207
Cash flow before taxes, financing operations and dividends	**3,236**	**-1,283**	**3,063**	**244**
Taxes paid	-965	-1,632	-263	-381
Net interest items and other financial items	-288	481	-303	281
Dividend etc.[1]	-2,395	-3,725	-143	-72
Cash flow before change in interest-bearing receivables and liabilities	**-412**	**-6,159**	**2,354**	**72**
Translation differences, net receivables/net debt	-806	396	-490	445
Change in pension liability	90	-1,811	177	-1,132
Reclassification, interest-bearing net receivables/net debt	9	0	0	-4
Other changes, interest-bearing net receivables/net debt	-154	-99	-15	-43
Change in interest-bearing net receivables	**-1,273**	**-7,673**	**2,026**	**-662**
1 of which repurchases of shares	-203	-263	-141	-70

Cash flow before taxes, financing operations and dividends amounted to SEK 3,236 M (-1,283).

In Construction, cash flow totaled SEK 3,387 M (1,060). This strong cash flow was explained in part by positive effects related to the financial close and start-up of the A1 expressway in Poland and the M25 orbital road in the United Kingdom, and in part by further improvement in working capital efficiency, especially at Skanska Sweden and Skanska USA Civil.

In Residential Development, cash flow amounted to SEK 247 M (-1,215). Netdivestments explained the positive cash flow. In Commercial Development, cash flow from business operations totaled SEK 354 M (-1,527). This stronger cash flow was mainly due to decreased net investments. In Infrastructure Development, cash flow amounted to SEK -229 M (1,006), where the strong cash flow in the comparative period were due to payment for the sale of Skanska's stake in the Ponte de Pedro hydropower plant in Brazil.

Skanska's taxes paid amounted to SEK -965 M (-1,632). Dividends, repurchases of shares and adjustments of non-controlling interests totaled SEK -2,395 M (-3,725). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -412 M (-6,159). The change in pension liability in defined benefit plans amounted to SEK 90 M (-1,811). The change in interest-bearing net receivables totaled SEK -1,273 M (-7,673).

Financial position

Skanska has a strong financial position, with interest-bearing net receivables of SEK 8.0 billion (December 31, 2008: 9.2) and an unutilized long-term credit facility of SEK 7.7 billion that runs through June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 6.4 billion (Dec. 31, 2008: 5.9). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 2.9 billion (Dec. 31, 2008: 3.2).

At the end of the period, capital employed amounted to SEK 25.7 billion (Dec. 31, 2008: 25.2).

The equity of the Group totaled SEK 19.3 billion (Dec 31, 2008: 19.2). The net debt/equity ratio amounted to -0.4 (Dec. 31, 2008: -0.5), and the equity/assets ratio was 23.1 (Dec 31, 2008: 23.1) percent.

Total assets in the consolidated statement of financial position amounted to SEK 83.4 billion (Dec 31, 2008: 83.5). Due to currency rate effects, total assets decreased by SEK 2.3 billion.

The carrying amount of current-asset properties totaled SEK 19.0 billion (Dec 31, 2008: 18.6), of which Commercial Development current-asset properties accounted for SEK 10.1 billion (Dec 31, 2008: 9.6). See the table on page 19.

Surplus value in project development business streams about SEK 10 billion

The underlying assumptions that are used in the calculation of market values are based on the review of market values performed in conjunction with the annual financial statements dated December 31, 2008.

The appraisal of the market value of land in Residential Development showed surplus values of about SEK 1 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 1.9 billion. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the year plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 19 for details.

At the end of the period, the market values in Infrastructure Development showed surplus values at the Group level of SEK 7.2 billion. This is approximately SEK 0.8 billion lower than at the end of Q2. This change was mainly due to currency rate effects and the strengthening of the Swedish krona reduced the surplus value with SEK 1,1 billion during the third quarter. See page 20 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
	Jan-Sep	Jan-Sep	Sep 30	Sep 30	Dec 31
SEK	2009	2008	2009	2008	2008
U.S. dollar	7.87	6.19	6.97	6.83	7.72
British pound	12.08	12.05	11.23	12.29	11.19
Norwegian krone	1.21	1.18	1.21	1.18	1.11
Euro	10.71	9.42	10.22	9.79	10.94
Czech koruna	0.40	0.38	0.41	0.40	0.41
Polish zloty	2.45	2.75	2.42	2.87	2.63

Personnel

The average number of employees in the Group was 54,401 (58,500).

Parent Company

Net sales in the Parent Company during the period January-September were SEK 0 M (0). Operating income amounted to SEK -288 M (-278). Income after financial items totaled SEK 2,171 M (2,583). The average number of employees in the Parent Company was 81 (80).

Accounting principles

For the Group, this interim report has been prepared in compliance with IAS 34, "Interim financial reporting," the Annual Accounts Act and Securities Market Act. For the Parent Company, the interim report has been prepared in compliance with the Annual Accounts Act and the Securities Market Act, which is pursuant to the Swedish Financial Reporting Board's Recommendation RFR 2.2. Aside from presentation changes in compliance with IAS 1, the accounting principles for the Parent Company and the Group are unchanged compared to the most recently published Annual Report. Figures in tables are rounded off. The introduction of IFRS 8 has not caused any change in the Group's segment reporting.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry varies in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risks associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2008 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At its meeting on May 5, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however no longer than until the 2010 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares may be acquired for the purpose of securing delivery of shares to participants in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm Exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and the lowest selling price. During the third quarter, 1,466,000 shares were repurchased in accordance with the authorization of the Annual Shareholders' Meeting, which means that a total of 2,210,000 shares have been repurchased within the framework of this authorization.

Events after the end of the report period

Skanska launches commercial property development business in the US

Skanska is expanding its operations in the Commercial Development business stream to selected cities in the US. The first project will be initiated in central Washington, D.C. The investment is expected to amount to USD 85 M. The project is related to an office building of about 16,000 square meters (172,000 sq.ft.) of floor space. Construction work is scheduled to commence during the fourth quarter of 2009 and the building is expected to be completed during the latter half of 2011.

Financial reports related to 2009

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's remaining report related to the financial year 2009 will be published on the following date:

February 5, 2010 Year-end Report

Solna, November 5, 2009

JOHAN KARLSTRÖM
President and CEO

Auditors' Review Report concerning this interim report

Introduction

We have reviewed the interim report for Skanska AB (publ) as of September 30, 2009 and the nine month period ending on this date. The Board of Directors and the President and CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

The focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, *Review of the Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, performing an analytical examination and applying other review procedures. A review has a different focus and is substantially less in scope than an audit conducted according to Standards on Auditing in Sweden (RS) and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Accordingly, the conclusion expressed based on a review does not constitute the same level of assurance as a conclusion based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report, in all material respects, is not prepared for the Group in accordance with IAS 34 and the Swedish Annual Accounts Act and for the Parent Company in accordance with the Swedish Annual Accounts Act.

Stockholm, November 5, 2009

KPMG AB

George Pettersson

Authorized Public Accountant

The Skanska Group

Summary income statement

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Revenue	102,150	104,648	35,556	36,052	141,176	143,674
Cost of sales	-92,428	-95,393	-32,155	-32,565	-128,567	-131,532
Gross income	**9,722**	**9,255**	**3,401**	**3,487**	**12,609**	**12,142**
Selling and administrative expenses	-5,904	-6,181	-1,812	-1,964	-8,655	-8,932
Income from joint ventures and associated companies	96	939	15	66	33	876
Operating income	**3,914**	**4,013**	**1,604**	**1,589**	**3,987**	**4,086**
Financial income [1]	175	430	54	130	281	536
Financial expenses [1]	-326	-104	-133	-67	-434	-212
Net financial items	**-151**	**326**	**-79**	**63**	**-153**	**324**
Income after financial items	**3,763**	**4,339**	**1,525**	**1,652**	**3,834**	**4,410**
Taxes	-1,016	-1,172	-390	-447	-1,097	-1,253
Profit for the period	**2,747**	**3,167**	**1,135**	**1,205**	**2,737**	**3,157**
Profit attributable to:						
Equity holders	2,738	3,146	1,132	1,199	2,694	3,102
Non-controlling interests	9	21	3	6	43	55
Earnings per share after repurchases and conversion, SEK [2]	6.59	7.53	2.73	2.87	6.50	7.44
Earnings per share after repurchases, conversion and dilution, SEK [3]	6.57	7.52	2.72	2.87	6.47	7.42
1 of which						
Interest income	175	409	55	125	169	403
Financial net pension costs	-29	67	-9	21	5	101
Interest expenses	-180	-239	-78	-124	-205	-264
Capitalized interest expenses	58	151	11	60	100	193
Net interest	*24*	*388*	*-21*	*82*	*69*	*433*
Change in fair value	-81	12	-19	32	-78	15
Other net financial items	-94	-74	-39	-51	-144	-124
Net financial items	**-151**	**326**	**-79**	**63**	**-153**	**324**

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Summary statement of comprehensive income

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Profit for the period	**2,747**	**3,167**	**1,135**	**1,205**	**2,737**	**3,157**
Translation differences, non-controlling interests	-681	762	-1,018	736	291	1,734
Hedging of exchange rate risk in foreign operations	138	-92	317	-265	-148	-378
Effects of actuarial gains and losses on pensions	118	-2,040	212	-1,294	-586	-2,743
Effects of cash flow hedges [1]	30	-44	23	-33	-147	-221
Tax attributable to other comprehensive income	-24	585	-46	371	140	749
Other comprehensive income for the period	**-419**	**-829**	**-512**	**-485**	**-449**	**-859**
Total comprehensive income for the period	**2,328**	**2,338**	**623**	**720**	**2,288**	**2,298**
Total comprehensive income attributable to						
Equity holders	2,323	2,304	627	712	2,239	2,220
Non-controlling interests	5	34	-4	8	49	78
1 of which transferred to income statement	34	-30	25	-18	22	-42
2 of which tax related to						
- actuarial gains and losses on pensions	-33	576	-57	364	126	735
- cash flow hedges	9	9	11	7	14	14
3 Total effect on equity from actuarial gains and losses on pensions	85	-1,464	155	-930	-459	-2,008

Summary statement of financial position

SEK M	Sep 30 2009	Sep 30 2008	Dec 31 2008
ASSETS			
Non-current assets			
Property, plant and equipment	6,482	6,545	6,919
Goodwill	4,512	4,586	4,442
Intangible assets	773	607	804
Investments in joint ventures and associated companies	1,715	1,717	1,512
Financial non-current assets [1]	1,061	359	309
Deferred tax assets	2,022	1,648	1,970
Total non-current assets	**16,565**	**15,462**	**15,956**
Current assets			
Current-asset properties [3]	19,011	17,518	18,568
Inventories	912	1,006	901
Financial current assets [2]	6,727	6,961	7,285
Tax assets	590	686	812
Gross amount due from customers for contract work	6,995	7,884	6,087
Trade and other receivables	25,516	28,701	25,988
Cash equivalents	45	17	0
Cash	7,062	5,586	7,881
Total current assets	**66,858**	**68,359**	**67,522**
TOTAL ASSETS	**83,423**	**83,821**	**83,478**
of which interest-bearing non-current assets	*949*	*298*	*245*
of which other interest-bearing current assets	*13,400*	*12,272*	*14,890*
Total interest-bearing assets	*14,349*	*12,570*	*15,135*
EQUITY			
Equity attributable to equity holders	19,095	19,146	19,071
Non-controlling interests	176	173	178
Total equity	**19,271**	**19,319**	**19,249**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities	1,857	984	1,077
Pensions	2,859	2,684	3,100
Deferred tax liabilities	1,894	2,113	1,760
Non-current provisions	66	87	86
Total non-current liabilities	**6,676**	**5,868**	**6,023**
Current liabilities			
Financial current liabilities [2]	2,042	2,346	2,081
Tax liabilities	931	640	864
Current provisions	4,545	3,946	4,908
Gross amount due to customers for contract work	17,327	16,340	17,050
Trade and other payables	32,631	35,362	33,303
Total current liabilities	**57,476**	**58,634**	**58,206**
TOTAL EQUITY AND LIABILITIES	**83,423**	**83,821**	**83,478**
of which interest-bearing financial liabilities	*3,447*	*2,871*	*2,699*
of which interest-bearing pensions and provisions	*2,945*	*2,791*	*3,206*
Total interest-bearing liabilities	*6,392*	*5,662*	*5,905*

1 of which shares	112	61	64

2 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial current assets	433	292	276
Financial current liabilities	452	458	459

3 Current-asset properties			
Commercial Development	10,087	8,840	9,590
Other commercial properties	1,713	1,088	1,245
Residential Development	7,211	7,590	7,733
	19,011	17,518	18,568

Note, Contingent liabilities

Contingent liabilities amounted to SEK 22.7 bn on Sep 30, 2009 (Dec 31, 2008: 7.6). During the period contingent liabilities increased by SEK 15.1 bn. The increase was partly due Skanska's to the participation in road consortia in Great Britain and Poland.

Summary statement of changes in equity

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Opening balance	19,249	20,724	18,756	18,651	19,319	20,724
of which non-controlling interests	*178*	*210*	*181*	*210*	*173*	*210*
Dividend to shareholders	-2,185	-3,448	0	0	-2,185	-3,448
Dividend to non-controlling interests	-7	0	-2	0	-52	-45
Effects of equity-settled share-based payments	89	39	35	16	106	56
Repurchase of shares	-203	-263	-141	-70	-211	-271
Other transfers of assets recognized directly in equity	0	-71	0	2	6	-65
Total comprehensive income attributable to						
Equity holders	2,323	2,304	627	712	2,239	2,220
Non-controlling interests	5	34	-4	8	49	78
Closing balance	**19,271**	**19,319**	**19,271**	**19,319**	**19,271**	**19,249**
of which non-controlling interests	*176*	*173*	*176*	*173*	*176*	*178*

Summary cash flow statement

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Cash flow from operating activities	3,354	-2,624	3,147	439	6,532	554
Cash flow from investing activities	-1,697	-1,648	-659	-562	-1,967	-1,918
Cash flow from financing activities	-2,117	-4,498	-1,066	-1,237	-3,195	-5,576
Cash flow for the period	**-460**	**-8,770**	**1,422**	**-1,360**	**1,370**	**-6,940**

Group net investments

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
OPERATIONS - INVESTMENTS						
Intangible assets	-46	-40	-14	-18	-85	-79
Property, plant and equipment	-850	-1,427	-308	-511	-1,565	-2,142
Assets in Infrastructure Development	-292	-101	-116	-59	-587	-396
Shares and participations	-129	-5	-4	0	-131	-7
Current-asset properties	-4,909	-8,257	-987	-1,947	-7,205	-10,553
of which Residential Development	*-1,778*	*-3,425*	*-257*	*-652*	*-2,686*	*-4,333*
of which Commercial Development	*-2,484*	*-4,378*	*-467*	*-1,085*	*-3,659*	*-5,553*
of which other commercial properties	*-647*	*-454*	*-263*	*-210*	*-860*	*-667*
Investments	**-6,226**	**-9,830**	**-1,429**	**-2,535**	**-9,573**	**-13,177**
OPERATIONS - DIVESTMENTS						
Intangible assets	0	1	0	1	0	1
Property, plant and equipment	159	412	52	73	384	637
Assets in Infrastructure Development	55	1,212	0	10	126	1,283
Shares and participations	1	35	0	22	5	39
Current-asset properties	5,311	5,637	1,416	1,606	7,261	7,587
of which Residential Development	*2,891*	*2,736*	*749*	*682*	*3,814*	*3,659*
of which Commercial Development	*2,354*	*2,619*	*570*	*885*	*3,272*	*3,537*
of which other commercial properties	*66*	*282*	*97*	*39*	*175*	*391*
Divestments	**5,526**	**7,297**	**1,468**	**1,712**	**7,776**	**9,547**
Net investments in operations[1]	**-700**	**-2,533**	**39**	**-823**	**-1,797**	**-3,630**
STRATEGIC INVESTMENTS						
Businesses	-10	-10	-5	-5	-5	-5
Shares	-39	0	-39	0	-39	0
Strategic investments	**-49**	**-10**	**-44**	**-5**	**-44**	**-5**
STRATEGIC DIVESTMENTS						
Businesses	0	4	0	0	-2	2
Strategic divestments	**0**	**4**	**0**	**0**	**-2**	**2**
Net strategic investments[1]	**-49**	**-6**	**-44**	**-5**	**-46**	**-3**
TOTAL NET INVESTMENTS[1]	**-749**	**-2,539**	**-5**	**-828**	**-1,843**	**-3,633**
Depreciation, non-current assets	-1,093	-987	-370	-346	-1,489	-1,383

1 (+) divestments, (-) investments

Consolidated operating cash flow statement

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Cash flow from business operations before change in working capital	4,118	2,632	1,809	1,410	4,642	3,156
Change in working capital	187	-1,515	1,352	-9	3,581	1,879
Net investments in business operations	-700	-2,533	39	-823	-1,797	-3,630
Cash flow adjustment, net investments	-320	139	-93	-329	-439	20
Taxes paid in business operations	-1,051	-1,488	-353	-297	-1,351	-1,788
Cash flow from business operations	**2,234**	**-2,765**	**2,754**	**-48**	**4,636**	**-363**
Net interest items and other net financial items	-288	481	-303	281	-309	460
Taxes paid in financing operations	86	-144	90	-84	92	-138
Cash flow from financing operations	**-202**	**337**	**-213**	**197**	**-217**	**322**
CASH FLOW FROM OPERATIONS	2,032	-2,428	2,541	149	4,419	-41
Net strategic investments	-49	-6	-44	-5	-46	-3
Taxes paid on strategic divestments	0	0	0	0	0	0
Cash flow from strategic investments	**-49**	**-6**	**-44**	**-5**	**-46**	**-3**
Dividend etc.[1]	-2,395	-3,725	-143	-72	-2,437	-3,767
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	-412	-6,159	2,354	72	1,936	-3,811
Change in interest-bearing receivables and liabilities	-48	-2,611	-932	-1,432	-566	-3,129
CASH FLOW FOR THE PERIOD	-460	-8,770	1,422	-1,360	1,370	-6,940
Cash and cash equivalents at the beginning of the period	7,881	14,209	6,014	6,599	5,603	14,209
Exchange rate differences in cash and cash equivalents	-314	164	-329	364	134	612
Cash and cash equivalents at the end of the period	**7,107**	**5,603**	**7,107**	**5,603**	**7,107**	**7,881**
Change in interest-bearing net receivables/net debt	-1,273	-7,673	2,026	-662	1,049	-5,351
1 of which repurchases of shares	-203	-263	-141	-70	-211	-271

Key ratios

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Earnings per share after repurchases and conversion, SEK[1]	6.59	7.53	2.73	2.87	6.50	7.44
Earnings per share after repurchases, conversion and dilution, SEK[2]	6.57	7.52	2.72	2.87	6.47	7.42
Average number of shares outstanding after repurchases and conversion[3]	415,628,951	417,684,034				416,985,073
Average number of shares outstanding after repurchases, conversion and dilution[3]	417,039,148	418,399,781				417,851,397
Average dilution, percent[3]	0.34	0.17				0.21
Depreciation, non-current assets	-1,093	-987	-370	-346	-1,489	-1,383
Impairment loss, goodwill	0	0	0	0	0	0
Return on capital employed, %[3]	16.5	25.0				18.3
Return on equity, %[3]	14.1	22.3				15.9
Average number of employees	54,401	58,500				57,815
Order bookings[4]	94,575	98,878	32,874	30,382	122,221	126,524

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

SEK M	Sep 30 2009	Sep 30 2008	Dec 31 2008
Capital employed, closing balance	25,663	24,981	25,154
Capital employed, average	25,846	25,039	25,165
Equity/assets ratio, %	23.1	23.0	23.1
Interest-bearing net receivables (+)/net debt (-)	7,957	6,908	9,230
Debt/equity ratio	-0.4	-0.4	-0.5
Order backlog[4 above]	131,838	148,067	142,402
Number of shares, at balance sheet date	423,053,072	423,053,072	423,053,072
of which Series A and Series B shares	419,113,072	418,553,072	418,553,072
of which Series D shares (without right to dividend, in Skanska's own custody)[5]	3,940,000	4,500,000	4,500,000
Number of Series D shares converted to Series B shares	560,000	0	0
Average price, repurchased shares	96.42	97.66	96.97
Number of Series B shares repurchased	4,915,000	2,690,000	2,795,000
Number of shares in Skanska's own custody	5,052,002	2,689,391	2,793,162
Number of shares outstanding after repurchases and conversion	414,061,070	415,863,072	415,759,910
Number of shares outstanding after repurchases, conversion and dilution	416,061,892	417,520,388	417,027,688

5 During the period, 560,000 Series D shares were converted into Series B shares.

Equity and adjusted equity

SEK bn	Sep 30 2009	Sep 30 2008	Dec 31 2008
Equity attributable to equity holders	19.1	19.1	19.1
Unrealized surplus land value in Residential Development	1.0	1.0	1.0
Unrealized Commercial Development gains	1.9	2.2	2.1
Unrealized Infrastructure Development gains	7.2	5.7	6.0
Less 10 percent standard corporate tax	-1.0	-0.9	-0.9
Adjusted equity	28.2	27.1	27.2
Equity per share, SEK [1]	46.12	46.04	45.87
Adjusted equity per share, SEK [2]	68.05	65.22	65.48

1 Equity attributable to equity holders divided by the number of shares outstanding after repurchases and conversion

2 Adjusted equity divided by the number of shares outstanding after repurchases and conversion

Operating segments

Skanska's business streams are reported as operating segments: Construction, Residential Development, Commercial Development and Infrastructure Development.

These business streams coincide with Skanska's operational organization and the way in which the Senior Executive Team monitors Group operations. The Senior Executive Team also constitutes Skanska's "chief operating decision maker".

Each operating segment carries out distinct types of operations with different risks. The Construction segment includes both building and civil construction.

Residential Development develops residential projects for immediate sale. Housing units are adapted to selected customer categories. Its units are responsible for planning and selling the projects. The construction assignments are performed by construction units in Skanska's Construction business stream in each respective market.

Commercial Development initiates, develops, leases and divests commercial real estate projects. Its project development focuses on office space, retail and logistics properties located in Stockholm, Gothenburg, the Öresund region, Helsinki, Prague, Ostrava, Budapest, Warsaw and selected regional centers in Poland. The construction assignments are performed in most markets by Skanska's Construction segment.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, for example roads, hospitals and power generating plants. The business stream focuses on creating new project opportunities primarily in those markets where the Group has operations. The construction assignments are performed in most markets by Skanska's construction units.

Intra-Group pricing between the operating segments occurs on market conditions.

There are no assets in the operating segments that are affected by material changes, compared to the latest Annual Report. Their accounting principles coincide with those of the consolidated financial statements.

Revenue and operating income

	External revenue		Internal revenue		Total revenue		Operating income	
Mkr	Jan-Sep 2009	Jan-Sep 2008	Jan-Sep 2009	Jan-Sep 2008	Jan-Sep 2009	Jan-Sep 2008	Jan-Sep 2009	Jan-Sep 2008
Construction [1]	94,706	95,905	3,905	5,322	98,611	101,227	3,717	2,800
Residential Development	4,590	5,263	96	0	4,686	5,263	60	353
Commercial Development	2,620	2,866	206	15	2,826	2,881	710	829
Infrastructure Development	114	35	0	0	114	35	-72	565
Total operating segments	102,030	104,069	4,207	5,337	106,237	109,406	4,415	4,547
Central	120	579	14	157	134	736	-441	-500
Eliminations	0	0	-4,221	-5,494	-4,221	-5,494	-60	-34
Total Group	102,150	104,648	0	0	102,150	104,648	3,914	4,013

1 of which external revenue from joint ventures in Infrastructure Development SEK 4,520 M (4,708)

Summary income statement, Parent Company

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Net sales	0	0	0	0	360	360
Cost of sales and selling and administrative expenses	-288	-278	-89	-52	-669	-659
Operating income	**-288**	**-278**	**-89**	**-52**	**-309**	**-299**
Net financial items	2,459	2,861	-11	-48	3,007	3,409
Income after financial items	**2,171**	**2,583**	**-100**	**-100**	**2,698**	**3,110**
Taxes	85	62	25	5	-60	-83
Profit for the period	**2,256**	**2,645**	**-75**	**-95**	**2,638**	**3,027**

Summary balance sheet, Parent Company

SEK M	Sep 30 2009	Sep 30 2008	Dec 31 2008
ASSETS			
Intangible non-current assets	17	13	13
Property, plant and equipment	2	2	2
Financial non-current assets [1]	17,369	14,288	14,889
Total non-current assets	**17,388**	**14,303**	**14,904**
Current receivables	147	329	118
Total current assets	**147**	**329**	**118**
TOTAL ASSETS	**17,535**	**14,632**	**15,022**
EQUITY AND LIABILITIES			
Equity	7,239	7,009	7,365
Provisions	190	188	197
Non-current interest-bearing liabilities [1]	10,028	7,343	7,366
Current liabilities	78	92	94
TOTAL EQUITY AND LIABILITIES	**17,535**	**14,632**	**15,022**
Average number of employees	81	80	87

1 Of these amounts, SEK 6,682 M (Dec 31, 2008: 4,203) were intra-Group receivables and SEK 10,028 M (Dec 31, 2008: 7,366) intra-Group liabilities.

Note, Contingent liabilities

The Parent Company's contingent liabilities totaled SEK 110.4 bn (Dec 31, 2008: 91.9), of which SEK 97.5 bn (Dec 31, 2008: 85.0) was related to obligations on behalf of Group companies. Other obligations, SEK 12.8 bn (Dec 31 2008: 6.9), were related to commitments to outside parties.

Additional information

Business streams

Construction

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Revenue	98,611	101,227	34,154	35,590	136,882	139,498
Gross income	**8,454**	**7,524**	**3,068**	**2,915**	**11,457**	**10,527**
Selling and administrative expenses	-4,737	-4,764	-1,456	-1,531	-6,772	-6,799
Income from joint ventures and associated companies	0	40	-2	11	-7	33
Operating income	**3,717**	**2,800**	**1,610**	**1,395**	**4,678**	**3,761**
Investments	-1,584	-1,936	-627	-740	-2,545	-2,897
Divestments	427	723	146	118	746	1,042
Net investments	**-1,157**	**-1,213**	**-481**	**-622**	**-1,799**	**-1,855**
Cash flow from operations before investments and change in working capital	4,829	3,637	1,969	1,734	6,127	4,935
Change in working capital	-266	-1,124	2,221	140	3,558	2,700
Net investments in operations	-1,108	-1,207	-437	-616	-1,755	-1,854
Cash flow adjustment, net investments	-19	-240	39	-15	355	134
Operating cash flow from business operations [1]	3,436	1,066	3,792	1,243	8,285	5,915
Net strategic investments	-49	-6	-44	-5	-44	-1
Cash flow	**3,387**	**1,060**	**3,748**	**1,238**	**8,241**	**5,914**
Gross margin, %	8.6	7.4	9.0	8.2	8.4	7.5
Selling and administrative expenses, %	-4.8	-4.7	-4.3	-4.3	-4.9	-4.9
Operating margin %	3.8	2.8	4.7	3.9	3.4	2.7
Capital employed, SEK bn	1.7	3.2				0.0
Order bookings, SEK bn	94.6	98.9	32.9	30.4	122.2	126.5
Order backlog, SEK bn	131.8	148.1				142.4
Employees	53,200	57,165				56,482

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Revenue	4,686	5,263	1,450	1,318	5,873	6,450
Gross income	**461**	**793**	**141**	**218**	**147**	**479**
Selling and administrative expenses	-394	-509	-107	-163	-616	-731
Income from joint ventures and associated companies	-7	69	-1	4	-1	75
Operating income	**60**	**353**	**33**	**59**	**-470**	**-177**
Investments	-2,109	-3,420	-257	-654	-2,992	-4,303
Divestments	2,877	2,733	743	683	3,776	3,632
Net investments	**768**	**-687**	**486**	**29**	**784**	**-671**
Cash flow from operations before investments and change in working capital	-336	-229	-54	-56	-705	-598
Change in working capital	-74	-289	-760	-53	-185	-400
Net investments in operations	768	-687	486	29	784	-671
Cash flow adjustment, net investments	-111	-10	-24	-122	-175	-74
Operating cash flow from business operations [1]	247	-1,215	-352	-202	-281	-1,743
Net strategic investments	0	0	0	0	0	0
Cash flow	**247**	**-1,215**	**-352**	**-202**	**-281**	**-1,743**
Operating margin, %	1.3	6.7	2.3	4.5	-8.0	neg
Capital employed, SEK bn	6.1	6.3				6.3
Return on capital employed (RoCE), % [2]	neg	10.7				neg
Employees	690	663				676

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Revenue [1]	2,826	2,881	738	964	3,906	3,961
Gross income	932	1,026	248	403	1,198	1,292
Selling and administrative expenses[2]	-218	-202	-68	-64	-321	-305
Income from joint ventures and associated companies	-4	5	-3	2	-43	-34
Operating income	**710**	**829**	**177**	**341**	**834**	**953**
of which gain from divestments of properties[3]	654	934	138	373	903	1,183
of which operating net, completed properties [4]	202	84	72	36	233	115
of which write-downs/reversal of write-downs	-22	0	0	0	-124	-102
Investments	-2,486	-4,381	-468	-1,086	-3,661	-5,556
Divestments	2,356	2,640	571	893	3,289	3,573
Net investments	**-130**	**-1,741**	**103**	**-193**	**-372**	**-1,983**
Cash flow from operations before investments and change in working capital	89	-127	45	-53	124	-92
Change in working capital	585	-47	-186	-19	420	-212
Net investments in operations	-130	-1,741	103	-193	-372	-1,983
Cash flow adjustment, net investments	-190	388	-108	-194	-619	-41
Operating cash flow from business operations [5]	354	-1,527	-146	-459	-447	-2,328
Net strategic investments	0	0	0	0	0	0
Cash flow	**354**	**-1,527**	**-146**	**-459**	**-447**	**-2,328**
Capital employed, SEK bn	10.9	10.7				11.5
Return on capital employed (RoCE), % [6]	7.8	12.9				10.4
Employees	178	171				176

1 Of which SEK 206 M consisted of intra-Group property divestments						
2 Of which cost for development organization	-189	-171	-60	-51	-280	-262
3 Additional gain included in eliminations was	40	38	12	16	57	55
4 After selling and administrative expenses						
5 Before taxes, financing operations and dividends						
6 Rolling 12 months						

Infrastructure Development

SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Revenue	114	35	12	12	134	55
Gross income	-46	-126	-32	-47	-104	-184
Selling and administrative expenses	-122	-121	-41	-25	-203	-202
Income from joint ventures and associated companies	96	812	16	47	66	782
Operating income	**-72**	**565**	**-57**	**-25**	**-241**	**396**
of which gains from divestments of shares in projects [1]	0	684	0	-2	0	684
Investments	-292	-101	-115	-58	-587	-396
Divestments	55	1,212	0	9	126	1,283
Net investments	**-237**	**1,111**	**-115**	**-49**	**-461**	**887**
Cash flow from operations before investments and change in working capital	-23	-77	-14	-64	-133	-187
Change in working capital	31	-28	15	-13	108	49
Net investments in operations	-237	1,111	-115	-49	-461	887
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations [2]	-229	1,006	-114	-126	-486	749
Net strategic investments	0	0	0	0	0	0
Cash flow	**-229**	**1,006**	**-114**	**-126**	**-486**	**749**
Capital employed, SEK bn	2.1	2.1				1.8
Return on capital employed (RoCE), % [3]	neg	24.3				17.3
Employees	128	129				133

1 Additional gain included in eliminations was	0	2	0	0	0	2
2 Before taxes, financing operations and dividends						
3 Rolling 12 months						

Construction, by business/reporting unit

	Revenue					
SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Sweden	18,224	22,425	5,561	7,217	26,063	30,264
Norway	8,504	9,922	2,710	3,125	11,927	13,345
Finland	5,361	6,849	1,967	2,525	7,915	9,403
Poland	4,805	5,323	2,703	2,580	7,101	7,619
Czech Republic	8,500	9,459	3,399	3,886	12,512	13,471
UK	14,220	13,658	4,931	4,567	18,470	17,908
USA Building	24,760	21,574	7,992	7,368	33,503	30,317
USA Civil	9,917	8,250	3,354	2,964	13,215	11,548
Latin America	4,320	3,767	1,537	1,358	6,176	5,623
Total	**98,611**	**101,227**	**34,154**	**35,590**	**136,882**	**139,498**

	Operating income						Operating margin, %					
SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Sweden	921	1,160	335	394	1,357	1,596	5.1	5.2	6.0	5.5	5.2	5.3
Norway	363	332	152	114	440	409	4.3	3.3	5.6	3.6	3.7	3.1
Finland	149	178	63	120	-6	23	2.8	2.6	3.2	4.8	-0.1	0.2
Poland	267	322	167	198	356	411	5.6	6.0	6.2	7.7	5.0	5.4
Czech Republic	366	271	189	131	471	376	4.3	2.9	5.6	3.4	3.8	2.8
UK	315	-476	134	21	268	-523	2.2	neg	2.7	0.5	1.5	neg
USA Building	400	307	143	105	535	442	1.6	1.4	1.8	1.4	1.6	1.5
USA Civil	784	515	359	248	1,006	737	7.9	6.2	10.7	8.4	7.6	6.4
Latin America	152	191	68	64	251	290	3.5	5.1	4.4	4.7	4.1	5.2
Total	**3,717**	**2,800**	**1,610**	**1,395**	**4,678**	**3,761**	**3.8**	**2.8**	**4.7**	**3.9**	**3.4**	**2.7**

	Order backlog			Order bookings					
SEK M	Sep 30 2009	Sep 30 2008	Dec 31 2008	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Sweden	16,708	21,083	19,308	16,927	21,257	5,562	6,262	22,928	27,258
Norway	6,927	10,041	8,029	6,545	8,757	2,700	2,716	8,467	10,679
Finland	4,480	6,163	5,768	4,297	5,172	1,405	2,085	5,806	6,681
Poland	11,836	5,947	5,613	11,514	6,918	8,686	3,980	13,959	9,363
Czech Republic	13,494	14,496	14,555	7,650	10,587	3,099	3,987	11,208	14,145
UK	25,643	27,619	22,349	17,693	11,857	2,675	3,018	18,908	13,072
USA Building	25,770	29,437	32,879	20,356	17,890	3,382	4,747	28,513	26,047
USA Civil	23,475	28,350	29,535	6,330	12,277	4,484	2,116	7,736	13,683
Latin America	3,505	4,931	4,366	3,263	4,163	881	1,471	4,696	5,596
Total	**131,838**	**148,067**	**142,402**	**94,575**	**98,878**	**32,874**	**30,382**	**122,221**	**126,524**

Residential Development, by business/reporting unit

	Revenue						Operating income[1]					
SEK M	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008
Sweden	2,583	2,598	775	675	3,189	3,204	97	239	26	71	77	219
Norway	535	830	155	92	640	935	-28	78	-9	-2	-135	-29
Denmark	208	217	68	46	262	271	-21	-82	-2	-42	-188	-249
Finland	671	703	269	199	834	866	-56	-7	-4	-11	-333	-284
Nordics	3,997	4,348	1,267	1,012	4,925	5,276	-8	228	11	16	-579	-343
Czech Republic	689	915	183	306	948	1,174	68	125	22	43	109	166
Total	4,686	5,263	1,450	1,318	5,873	6,450	60	353	33	59	-470	-177

	Operating margin, %[1]						Return on capital employed[2]		
	Jan-Sep 2009	Jan-Sep 2008	Jul-Sep 2009	Jul-Sep 2008	Oct 2008-Sep 2009	Jan-Dec 2008	Oct 2008-Sep 2009	Oct 2007-Sep 2008	Jan-Dec 2008
Sweden	3.8	9.2	3.4	10.5	2.4	6.8	6.0	43.4	20.6
Norway	neg	9.4	neg	neg	neg	neg	neg	4.0	neg
Denmark	neg	neg	neg	neg	neg	neg	neg	neg	neg
Finland	neg	neg	neg	neg	neg	neg	neg	1.5	neg
Nordics	neg	5.2	0.9	1.6	neg	neg	neg	8.2	neg
Czech Republic	9.9	13.7	12.0	14.1	11.5	14.1	12.8	48.5	33.5
Total	1.3	6.7	2.3	4.5	neg	neg	neg	10.7	neg

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the third quarter, there were 2,809 (5,919) residential units under construction. Of these, 67 (63) percent were sold. The number of completed unsold residential units totaled 479 (421), of which 294 in Finland. During the period, construction started on 388 (2,586) units. In the Nordic countries, the number of residential units started was 267 (1,820) – of which 258 were in Sweden – while in the Czech Republic they totaled 121 (766). The number of residential units sold during the period was 1,649 (2,013). In the Nordic countries, the number of units sold totaled 1,446 (1,460), while sales in the Czech Republic totaled 203 (553) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.2 billion (Dec 31, 2008: 7.7). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 5.8 billion. This was equivalent to building rights for about 21,100 residential units and about 2,200 building rights in associated companies. In addition, the business stream was entitled to purchase about 10,400 more building rights under certain conditions.

Breakdown of carrying amount, current-asset properties, September 30, 2009

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	719	3,556	250	4,525
Ongoing projects	721	4,086	894	5,701
Undeveloped land and development properties	5,771	2,445	569	8,785
Total	7,211	10,087	1,713	19,011

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value	Occupancy rate, %	Degree of completion, %
Completed projects	3,556	3,556	4,763	92	100
Undeveloped land and development properties	2,445	2,445	2,685		
Subtotal	6,001	6,001	7,448		
Ongoing projects	4,086	5,418	4,531 [1]	83	78
Total	10,087	11,419	11,979		

Value creation in Commercial Development	Jan-Sep 2009	Jan-Sep 2008
Accrued development profit	498	1,001
Cost of development organization	-189	-171
Total	309	830

1 Market value refers to accrued market value

Commercial Development has 16 projects underway, 13 of them in the Nordic countries. Ongoing projects represented leasable space of about 234,000 sq. m (2.48 million sq. ft.) and had an occupancy rate of 83 percent, measured in rent. At the end of the period, the carrying amount for ongoing projects was SEK 4.1 billion (Dec 31, 2008: 3.3). Their carrying amount upon completion is expected to total SEK 5.4 billion, with an estimated market value of SEK 6.1 billion, of which SEK 4.5 billion was accrued at the end of the period. The degree of completion in ongoing projects was about 78 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 3.6 billion (Dec 31, 2008: 3.8), with an estimated market value, based on an appraisal dated December 2008, of SEK 4.8 billion (Dec 31, 2008: 5.1). The occupancy rate, measured in rent, amounted to 92 percent (Dec 31, 2008: 94).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.4 billion (Dec 31, 2008: 2.5), with an estimated market value of SEK 2.7 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 438 M (1,088) during the twelve month period October 2008 – September 2009.

At the end of the report period, accumulated eliminations of intra-Group project gains amounted to SEK 330 M (Dec 31, 2008: 294). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Sep 30 2009	Jun 30 2009	Dec 31 2008
Present value of cash flow from projects	10.4	11.4	8.4
Present value of remaining investments	-1.2	-1.3	-0.6
Net present value of projects	**9.2**	**10.1**	**7.8**
Carrying amount	-2.3	-2.4	-2.0
Unrealized development gain Skanska ID	**6.9**	**7.7**	**5.8**
Group eliminations	0.3	0.3	0.2
Unrealized development gain, Group	**7.2**	**8.0**	**6.0**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.3 billion (Dec 31, 2008: 2.0). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.4 billion (Dec 31, 2008: 0.7), with a present value of about SEK 1.2 billion (Dec 31, 2008: 0.6). At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership in projects. Altogether, these eliminations totaled about SEK 0.3 (0.2) billion at the end of the period. These eliminations are reversed as projects are divested. At the end of the period, unrealized development gains at the Group level totaled about SEK 7.2 (6.0) billion. The increase in unrealized development gains consisted mainly of the investments in the M25 orbital road in the United Kingdom and the A1 expressway in Poland and time value effects in appraisal of future cash flows. A reduction in the unrealized development gain during the third quarter was mainly coming from currency rate effects, primarily the strengthening of the Swedish krona , which reduces the unrealized development gain by SEK 1.1 billion.

Five-year Group financial summary

	Sep 30 2009	Sep 30 2008	Sep 30 2007	Sep 30 2006	Sep 30 2005
Revenue	102,150	104,648	100,372	90,842	88,599
Operating income	3,914	4,013	3,769	3,614	3,545
Profit for the period	2,747	3,167	2,877	2,810	2,808
Earnings per share after repurchases and conversion, SEK	6.59	7.53	6.83	6.68	6.68
Return on capital employed, %	16.5	25.0	22.8	23.5	18.3
Return on equity, %	14.1	22.3	19.3	21.1	17.3
Operating margin, %	3.8	3.8	3.8	4.0	4.0
Cash flow per share [1]	-1.0	-14.7	-8.1	-2.6	-1.7

1 Cash flow before change in interest-bearing receivables and liabilities divided by the average number of shares outstanding after repurchases and conversion

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Karin Lepasoon, Executive Vice President, Communications & IR, Skanska AB, tel +46 10 448 8874
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. on November 5, at Spårvagnshallarna, Birger Jarlsgatan 57A in Stockholm, Sweden.

The press conference will be webcast live at www.skanska.com/investors, where a recording of the conference will also be available later.

To participate in the telephone conference, please dial +46 (0)8 505 598 53, or +44 (0) 203 043 24 36, or +1 866 458 40 87.

This and previous releases can also be found at www.skanska.com/investors

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

SKANSKA

Press Release

November 4, 2009
08:30 am CET

Skanska to construct UK school for GBP 28 M, or approximately SEK 310 M

Skanska has been awarded the contract to construct Belfairs High School in Leigh-on-Sea, Essex, northeast of London. The contract amounts to GBP 28 M, or approximately SEK 310 M, and will be included in fourth-quarter order bookings. The customer is Southend-on-Sea Borough Council and the scheme is funded by the Government's Department for Children Schools and Families.

Skanska will be responsible for the structural design and construction of an 11,000 square meter school building that will accommodate 1,300 students from years 7-13 (11-18 year olds). In addition, the new facility will provide specialist Catering and Motor Mechanics facilities as well as provision for Adult Education. The assignment includes mechanical and electrical installations, an IT system, piling work and other site engineering and some refurbishment work to existing buildings.

Construction work will commence immediately and is scheduled for completion in summer 2011, ready for the start of the new school year.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,800 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home

markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

October 27, 2009
15:30 pm CET

Invitation to presentation of Skanska's Nine Month Report on November 5

Skanska's Nine Month Report 2009 will be presented on Thursday, November 5, 2009. In conjunction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am). The press- and telephone conference will be held at Spårvagnshallarna, Birger Jarlsgatan 57 A in Stockholm.

Johan Karlström, Skanska's President and CEO, and Hans Biörck, EVP and CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Wednesday, November 4.

The press conference will be webcast live at www.skanska.com/investors, where also a recording of the conference will be available.

To participate in the telephone conference, please dial +46 (0)8 505 598 53, or +44 (0) 203 043 24 36, or +1 866 458 40 87.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact serhat.ok@skanska.se no later than November 4.

If you have any practical questions regarding the webcast or the telephone conference, please contact Serhat Ok, tel +46 10 448 64 37 or by mail to serhat.ok@skanska.se.

Welcome!

Pontus Winqvist
SVP, Investor Relations

Karin Lepasoon
EVP, Communications & IR

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.